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Dale Short • (310) 789-1259 • dshort@troygould.com	File No. 3218-1

December 8, 2011

BY EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1 Filed November 29, 2011 File No. 333-178211

Dear Mr. Riedler:

By letter dated December 5, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided ImmunoCellular Therapeutics, Ltd. (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on November 29, 2011. This letter contains the Company’s responses to the Staff’s comments. The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s December 5, 2011 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 1 to the Form S-1 setting forth an amended preliminary prospectus. A copy of the amended preliminary prospectus, marked to show changes, is enclosed for your convenience.

The amended preliminary prospectus reflects some corrections and clarifications to selected passages of the original preliminary prospectus, as well as some updated information. Also, as I have discussed with Laura Crotty of your office, the amended preliminary prospectus includes as Appendix A a copy of a recently published interview with the Company’s Chairman of the Board and Chief Scientific Officer and a new risk factor relating to this interview.

FORM S-1

General

1.	Please confirm that the principal amount of securities to be offered will be disclosed prior to effectiveness of the registration statement. See C&DI 227.02, Securities Act Rules, available at www.sec.gov for guidance.

Jeffrey Riedler

December 8, 2011

COMPANY RESPONSE

The Company will file a subsequent pre-effective Amendment that will set forth the number of shares of common stock, the number of warrants and the number of underlying warrant shares being offered as called by C&DI 227.02.

Apart from the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.

When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale Short

DES/bwg

Cc: Laura Crotty (SEC)